September 27, 2024

Dongjian Xie
Chief Executive Officer
Delixy Holdings Ltd
883 North Bridge Road
#04-01 Southbank
Singapore 198785

       Re: Delixy Holdings Ltd
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 4, 2024
           CIK No. 0002025218
Dear Dongjian Xie:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
August 14, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted September 4, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 40

1. While we note your response to prior comment 4, it remains unclear from your added disclosure whether you have entered into contractual arrangements with respect to loan facilities at this present time or whether you are describing in general the terms of the facilities that have been made available to you "from time to time." If you are currently party to a credit facility or facilities that you may draw upon, disclose the material terms of the particular agreement(s), including the bank(s) that have extended such credit facilities. If you are not, please revise the reference to "short term credit facilities
 September 27, 2024
Page 2

       available to the Group" at page 1 and related disclosure at page 63 to state clearly that you are not party to any credit facility at this time.
       Please contact James Giugliano at 202-551-3319 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jason Ye